Exhibit 24

Confirming Statement

This  Statement  confirms  that  the  undersigned,  Jeffrey  B.  Lorentson,  has authorized and designated Larry R. Helms to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of First Merchants Corporation. The authority of Larry R. Helms under this statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of First Merchants Corporation, unless earlier revoked in writing. The undersigned acknowledges Larry R. Helms is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: July 24, 2007

/s/ Jeffrey B. Lorentson
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    Jeffrey B. Lorentson